United States securities and exchange commission logo





                              December 14, 2023

       Matias Goldenhorn
       Chief Executive Officer and Director
       Athena Bitcoin Global
       800 NW 7th Avenue
       Miami, Florida 33136

                                                        Re: Athena Bitcoin
Global
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-262629

       Dear Matias Goldenhorn:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed November 13, 2023

       General

   1. Provide disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price, including
any material impact from the price volatility of crypto assets. In addition, to the extent
material, discuss how the bankruptcies of major crypto asset market participants and the
downstream effects of those bankruptcies have impacted or may impact your business,
financial condition, customers, and counterparties, either directly or indirectly. Clarify
whether you have material assets that may not be recovered because of the bankruptcies or may
otherwise be lost or misappropriated.
 Matias Goldenhorn
FirstName LastNameMatias   Goldenhorn
Athena Bitcoin Global
Comapany14,
December   NameAthena
              2023     Bitcoin Global
December
Page 2    14, 2023 Page 2
FirstName LastName
2. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
3. If material to an understanding of your business, discuss any steps you take to safeguard
         your, your affiliates' or your customers    crypto assets and describe
any policies and
         procedures that are in place to prevent self-dealing and other potential conflicts of interest.
          Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of crypto asset market disruptions.
Prospectus Summary
Bitcoin Adoption, page 3

4. We note your disclosure that per Chainalysis.com, the global index score has increased significantly from 0.75 in the first quarter of 2023 to 0.82 in the second quarter of 2023, indicating a higher level of crypto adoption worldwide. Our review of the
         Chainalysis.com 2023 Geography of Cryptocurrency Report suggests that the global index score has decreased since the second quarter of 2022. Please revise your disclosure to reconcile this discrepancy and also update the chart showing the global index score by quarter to include data from 2023. Please also explain in greater detail how the global index score is calculated and what the metrics indicate. For example, tell us whether a global index score of 1.00 indicates 100% adoption of cryptocurrency. Company Summary
Athena Bitcoin ATMs, page 6

5. We note your disclosure on page 6 that "customers can purchase as little as $1 of an available crypto asset (most commonly Bitcoin)." We also note that you no longer transact in Ethereum, Litecoin, and BCH at your ATMs. To the extent accurate, please revise your disclosure throughout to clarify that customers can no longer transact in crypto assets other than Bitcoin at your ATMs, including in the gatefold. Please also revise to disclose when this transition took place and whether you intend to offer these or other crypto assets through your ATMs in the future.
6. We note that you removed disclosure regarding the range of 5% and 20% that you mark up the crypto assets available through the Athena Bitcoin ATM. Please revise your disclosure to reinstate this information. In addition, please disclose the mark ups by
 Matias Goldenhorn
Athena Bitcoin Global
December 14, 2023
Page 3
         crypto asset for each fiscal period you provide disclosure.
Ancillary, page 7

7.       We note your disclosure that your contract to develop the Chivo
Ecosystem ended
         December 31, 2021. Please clarify whether you continue to support the Chivo Ecosystem under the contract. In addition, we note your disclosure on page 41 that you anticipate no further revenue related to the Chivo intellectual property and ecosystem. Please revise your disclosure in the Prospectus Summary to include this information. In addition, please restore some of the discussion regarding the history of your relationship with Chivo to provide investors context for your disclosure.
White-label Service, page 7

8. We note your disclosure on page 40 that in 2021 and 2022, you have installed 200 Chivo
         Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the
         U.S. and 45 Chivo Bitcoin ATMs in other U.S. locations. Please clarify here and elsewhere whether you continue to install new ATMs on behalf of Chivo or are only providing operating services for the installed ATMs.
Risk Factors, page 14

9. Please revise your risk factor disclosure, as applicable, to discuss the following:
           Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material
           effects it may have on your business, financial condition, and results of operations.
           Describe any material risks you face related to the assertion of jurisdiction by U.S.
           and foreign regulators and other government entities over crypto assets and crypto asset markets.
           Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of jurisdictions where you have obtained the required governmental licenses and authorizations.
           Discuss any reputational harm you may face in light of crypto asset market disruptions. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition. Describe any material risks related to safeguarding your, your
affiliates   , or your
           customers    crypto assets. Describe any material risks to your
business and financial
           condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
FirstName
           LastNameMatias
           Describe any gapsGoldenhorn
                                your board or management have identified with
respect to risk
Comapany management
           NameAthena processes
                          Bitcoin Global
                                     and policies in light of crypto asset
market conditions as well
           as any
December 14,   2023changes
                     Page 3they have made to address those gaps.
FirstName LastName
 Matias Goldenhorn
FirstName LastNameMatias   Goldenhorn
Athena Bitcoin Global
Comapany14,
December   NameAthena
              2023     Bitcoin Global
December
Page 4    14, 2023 Page 4
FirstName LastName
10. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services.
             Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be
             threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
11. Please include risk factor disclosure discussing the risks associated with the perception that your business model may target socioeconomically vulnerable communities and the resulting risk that new regulations could impose limits or restrictions on the markup at which crypto assets are sold to customers.
Risk Factors Related to Our Operations in El Salvador, page 21

12. We note your disclosure on page 23 that your agreements with El Salvador may be terminated which may negatively impact your financial standing and reputation. Please disclose here the termination of contracts that you previously had with El Salvador and the resulting impacts on your business.
Risk Factors Related to Current and Future Regulations and Other Law Enforcement Actions, page 26

13. We note your disclosure on page 26 that current regulations require Know Your Customer
         (   KYC   ) information be collected as part of a Customer Information
Program (   CIP   ).
         Please disclose your AML/KYC procedures, including how users are verified at the ATM, and describe any challenges and risks you have faced with identity verification.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

14. To the extent material, explain whether the crypto assets you own serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether crypto asset market disruptions have affected the value of the underlying collateral. In addition, describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral.
 Matias Goldenhorn
FirstName LastNameMatias   Goldenhorn
Athena Bitcoin Global
Comapany14,
December   NameAthena
              2023     Bitcoin Global
December
Page 5    14, 2023 Page 5
FirstName LastName
Overview, page 38

15. We note that the Company provides services whereby customers can sell their crypto assets to the Company through a two-way ATM. As it relates to this service offering, please address the following in your next amendment:
             Quantify the revenue year-to-date in 2023, as well as 2022 and 2021;
             Indicate the fiat currency available for withdrawal and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal;
             Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale;
             Indicate the types of cryptocurrency which can be sold in these types of transactions;
             and
             Disclose your accounting for these types of transactions (i.e. both filled and unfilled).
             Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.
16. We note that on your chart on page 40, you indicate that there are 1,294 net active ATMs at June 2023. However, on your chart on page 38, you indicate that there are 1,215
         Athena Bitcoin ATMs. Please reconcile these disclosures here and in the Business section.
Components of Results of Operations, page 46

17. Please revise to clarify where the footnotes belong on the table showing Bitcoin sales for the Athena Plus services.
Liquidity and Capital Resources, page 53

18. Please revise your next amendment to clearly label your functional cash flows from operations as a non-GAAP financial measure and revise your disclosure of non-GAAP financial measures on page 41 to include your functional cash flows from operations.
         Refer to Regulation S-K, Rule 10.e.(ii)(E), and question 100.05 of the Compliance
         & Disclosure Interpretations for Non-GAAP Financial Measures, updated December 13,
         2022.
Critical Accounting Policies and Estimates
Revenue Recognition
White-label Service, page 60

19. We note your disclosure that you charge a transaction fee for certain US based ATM's.
         Please tell us, and revise your next amendment to address the following in your Critical
         Accounting Policies and Estimates and your accounting policies in the footnotes as
 Matias Goldenhorn
FirstName LastNameMatias   Goldenhorn
Athena Bitcoin Global
Comapany14,
December   NameAthena
              2023     Bitcoin Global
December
Page 6    14, 2023 Page 6
FirstName LastName
         applicable:
             The fee is listed as 0.5%-1.5% on page 60, 0.5% on pages F-11 and F-40, and 0.5%-
             1.25% on page 7. Revise for consistency;
             Specify which ATM's these fees are charged on and quantify the number of machines subject to these fees in the periods presented; and Quantify revenues related to transaction fees in the periods presented.
The Business, page 64

20. We note your response to comment 4. Please file any material contracts with cash logistics companies as exhibits to the registration statement. Please also file the Master Services
         Agreement and Service Level Agreement signed on October 5, 2022 as exhibits to the registration statement. In addition, please file as an exhibit to the registration statement the
         Offer Letter with your Chief Financial Officer effective as of October 1, 2023. Refer to
         Item 601(b)(10) of Regulation S-K.
Off-Balance Sheet Arrangements, page 73

21. We note your response to prior comment 15(g), as well as your disclosures on pages 56,
         F-29, and F-61 concerning risk of loss for crypto assets that are in transit. We further note your disclosure on pages F-20 and F-50 of crypto assets held for on behalf of certain customers on your rollforwards. It appears that you provide a service to safeguard customers crypto-assets and you are therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse. Tell us how you account for this safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination. This analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding the crypto-assets for your customers. Termination of Letter of Intent with Vakano Industries, page 76

22. We note your disclosure that you agreed to the purchase of already transferred XPay
         Assets in exchange for the advances you previously made. Please revise your disclosure to clearly state whether the XPay Assets you acquired relate solely to the development of the Chivo Ecosystem, or if you have the right to use the software, code, and technology developments for future products.
Federal Regulation, page 80

23. Please discuss in more detail proposed regulations or legislation that may impact your business if adopted (e.g., Proposed Rule on Gross Proceeds and Basis Reporting by
         Brokers and Determination of Amount Realized and Basis for Digital Asset Transactions
         by the Treasury Department and the Internal Revenue Service, Digital Asset Anti-Money
         Laundering Act of 2023), and the potential impact to your business. To the extent material, please also discuss potential impacts in your risk factors section.
 Matias Goldenhorn
FirstName LastNameMatias   Goldenhorn
Athena Bitcoin Global
Comapany14,
December   NameAthena
              2023     Bitcoin Global
December
Page 7    14, 2023 Page 7
FirstName LastName
State Regulation, page 80

24. Please discuss the Digital Financial Assets Law recently enacted in California, including
         provisions regulating operators of    digital financial asset
transaction    kiosks, and the
         potential impact to your business. To the extent material, please also discuss its potential impact in your risk factors section.
Management and Certain Security Holders, page 90

25. We note your disclosure on page 91 that Mr. Gravengaard continues to serve as a director. Please also include this information in the table on page
90. In addition, please
         expand your description of Tina Gregory's business experience to include the name of any corporation or other organization in which her occupation and employment were carried on during the past five years. Please also confirm that the description of Carlos Carreno's business experience includes his occupation and employment during the past five years.
         Refer to Item 401(e) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 99

26. Please expand your disclosure in this section to include a description of the Senior
         Secured Loan Agreement entered into on May 15, 2023 with KGPLA Holdings LLC.
Notes to Unaudited Condensed Consolidated Financial Statements
For the Periods Ended June 30, 2023 and 2022
5. Crypto Assets Held, page F-19

27. Please revise your next amendment to complete the rollforward of your crypto assets for the three month period ended June 30, 2023.
Notes to Consolidated Financial Statements
For the twelve months ended December 31, 2022 and 2021
1. Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition - White-label Service, page F-39

28. We note your response to comment 14. Please address the following related to White-
         label Service revenues:
             Provide your analysis under ASC 606 supporting the transaction fee as variable consideration under your agreements to operate ATMs for the government of El
             Salvador, as opposed to a distinct performance obligation under the agreements; and
             Provide your analysis under ASC 606 supporting the reimbursement for repairs and maintenance, as opposed to a distinct performance obligation under the agreements.
29. Please address the following regarding the Service Level Agreement dated July 1, 2022 requiring the Company to provide ATM services at least 99% of the time:
             If there was any additional consideration provided to the Company for the 99%
             required ATM service in addition to the fixed monthly fee paid by the government of
 Matias Goldenhorn
Athena Bitcoin Global
December 14, 2023
Page 8
           El Salvador. If so, quantify in the periods presented;
             What the penalties are for failure to meet the 99% required ATM service;
             How the 99% required ATM service is determined, and by whom; and Your consideration of the 99% required ATM service as a distinct performance
           obligation under the agreements and the authoritative literature you relied upon to form your conclusions.
Expenses Paid in Crypto Assets, page F-43

30. Please confirm for us whether you recognize gain or loss on the derecogntion of crypto assets used to pay expenses based on the cost to acquire or the current carrying value of cost less impairment, and revise your disclosure accordingly.
31. You disclose losses related to the derecognition of crypto assets used to pay expenses of
      $X and $X for the fiscal years ended December 31, 2022 and 2021. Please revise to disclose the amounts.
Crypto Assets Held, page F-43

32. Please revise your next amendment to respond to the following items regarding your impairment testing process for crypto assets:
          Disclose in detail how often you assess impairment and the timing of the quoted price used in your assessment;
          Disclose where you obtain the quoted price of the crypto asset; Disclose how you determine your principle market under ASC
820-10-35-5; and
          Disclose whether or not you evaluate multiple units (or fractional units) of digital currencies.
33. Please tell us if you record impairment if the fair value of your crypto assets decreases below the initial cost basis or the carrying value at any time during the assessed period. If true, please revise your next amendment to state this in your impairment policy for crypto assets.
       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameMatias Goldenhorn
                                                            Division of
Corporation Finance
Comapany NameAthena Bitcoin Global
                                                            Office of Crypto
Assets
December 14, 2023 Page 8
cc:       Iwona J. Alami, Esq.
FirstName LastName